Via Facsimile and U.S. Mail
Mail Stop 6010

August 20, 2008

Michael T. Flavin, Ph.D.
Chairman and Chief Executive Officer
Advanced Life Sciences Holdings, Inc.
1440 Davey Road
Woodridge, IL 60517

      Re: Advanced Life Sciences Holdings, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2007
               File No. 0-51436

Dear Dr. Flavin:

      We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               Carlton E. Tartar
               Branch Chief